

Mail Stop 3720

March 12, 2010

Via U.S. Mail and Fax
Mr. Jeffrey L. Wright
Chief Financial Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

> **RE: G&K SERVICES, INC.**
> **Form 10-K for the fiscal year ended June 27, 2009**
> **Filed August 26, 2008 and**
> **Forms 10-Q for the quarters ended Sep. 26, 2009 and Dec. 26, 2009**
> **Filed Oct. 30, 2009 and Jan. 29, 2010, respectively**
> **File No. 000-4063**

Dear Mr. Wright:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending June 27, 2009
Cover Page

1. Tell us why your Common Stock Purchase Rights are not also listed on your cover page as a class of securities registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note that you registered these rights under Section 12(g) through the filing of a Form 8-A on September 19, 2001, and that these rights are implicitly attached to your Section 12(b) registered Class A Common Stock. If you will list these rights as a separate class of securities registered under Section 12(b) in future filings, please confirm this in your response.

Item 7 Management's discussion and analysis of financial condition
and results of operations, page 14
Critical Accounting Policies

Goodwill and Intangible Assets, page 16

2.   We note that goodwill represents 38% or more of your assets as of June 27, 2009. We also
        note that during the third quarter of fiscal 2009 you impaired $100 million of the goodwill
        attributed to the US Rental reporting unit. In light of the significance of the goodwill
        attributed to the US Rental reporting, 81% of total goodwill, please disclose the percentage
        by which fair value exceeded carrying value as of the most recent step-one test for this
        reporting unit.

        Otherwise disclose, if true, in your critical accounting policies that none of your reporting
        units with significant goodwill is at risk of failing step one of the goodwill impairment test.
        Please provide us your proposed disclosures.

Proxy Statement Incorporated by Reference into Part III
Compensation Discussion and Analysis, page 4 of the Proxy Statement

Annual Management Incentive Plan, page 6 of the Proxy Statement

3.   Tell us how and why the Compensation Committee determined to pay the amounts actually
        disclosed in the Non-Equity Incentive Plan Compensation column of your Summary
        Compensation Table. For example, we note that Mr. Milroy was paid $100,000 pursuant to
        the company's Management Incentive Plan, and that this amount correlates to a 54% payout
        under the discretionary component. However, you did not provide a clear explanation in
        your CD&A as to how the Compensation Committee calculated the amount actually
        awarded or why this amount was chosen. In this regard, provide a more robust discussion
        of the individual performance objectives for each executive officer and whether the
        executive officer achieved these objectives and how.

Long-Term Equity Compensation, page 7

4.   Please tell us how and why the Compensation Committee determined to pay the amount of
        stock options and restricted stock actually awarded to each named executive officer in fiscal
        year 2009, as disclosed in the Grants of Plan-Based Awards Table. Also, explain the
        significance of the conversion factor used in the restricted stock formula and how this factor
        affects the amount paid to the named executive officers.

Potential Post-Employment Payments, page 19

5.   Tell us whether or not the amounts listed in the post-employment tables include the value received upon accelerated vesting of all outstanding options, stock appreciation rights, and restricted stock. If not, please confirm that you will include these amounts in future calculations.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Advisor, at (202) 551- 3370, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810, with any other questions.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director